EVOTEC PRESENTS FISCAL YEAR 2023 RESULTS AND ANNOUNCES PRIORITY RESET TO FOCUS ON PROFITABLE GROWTH

- *FINANCIAL RESULTS FOR 2023 FULLY MET UPDATED GUIDANCE*
- *PRIORITY RESET TO PROFITABLE GROWTH: SIZE & FOOTPRINT ADJUSTMENTS TO DRIVE EXPECTED ANNUALISED EBITDA IMPROVEMENT GREATER THAN € 40 M*
- *EVOTEC'S REPORTING STRUCTURE WILL CHANGE TO BUSINESS SEGMENTS "SHARED R&D" AND "JUST – EVOTEC BIOLOGICS" STARTING Q1 2024*

Hamburg, Germany, 24 April 2024:
Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today reported financial results and corporate updates for the fiscal year ended 31 December 2023 and announced a priority reset to optimise its business to meet evolving market demand and focus on profitable growth in 2024 and beyond.

CONTINUED GROWTH DESPITE MULTIPLE CHALLENGES

- Group revenues up 4% to € 781.4 m (+6% at constant fx rates (2022: € 751.4 m))
- Revenues from Just – Evotec Biologics up 111% to € 108.4 m (2022: € 51.3 m)
- Base business excluding Just – Evotec Biologics down (4)%, including approx. (10)% impact as a result of the severe cyber-attack
- Gross margin of 22.6% (2022: 23.2%) despite low contribution from milestones and business disruption during Q2 2023
- Adjusted Group EBITDA at € 66.4 m (2022: € 101.7 m), adjusted for one-off effects related to the recovery from the severe cyber-attack of € 15.9 m
- Unpartnered R&D expenses of € 64.8 m down (8)% (2022: € 70.2 m)

SELECTED BUSINESS HIGHLIGHTS

- Substantial progress within strategic partnerships with Bristol Myers Squibb ("BMS")
    - Significant expansion of iPSC-based neurodegeneration collaboration with BMS for an additional 8 years
    - Key scientific progress in the targeted protein degradation alliance with BMS relating to building a molecular glue-based pipeline
- Strategic collaboration with Janssen for immune-based therapies

- New long-term strategic partnership entered with Sandoz for Just – Evotec Biologics
- Evotec-partner Jingxin receives approval for EVT201 in China
- Approval of Evotec's near-term targets by Science Based Targets initiative ("SBTi")
- Completion of Chief Executive Officer ("CEO") transition with Dr Christian Wojczewski taking over effective 01 July (after period-end)
- Creation of Chief People Officer ("CPO") position with Aurélie Dalbiez joining effective 15 June (after period-end)

PERFORMANCE REVIEW, PRIORITY RESET & OUTLOOK

- Focusing on sustainable and profitable growth
    - Focusing & rightsizing organisation to overcome challenging market environment, and return to sustainable and profitable growth
    - Shared R&D and Just – Evotec Biologics to replace EVT Execute & EVT Innovate segments in streamlined reporting structure as of Q1 2024
    - Expected annualised EBITDA improvement greater than € 40 m
    - Evotec plans to update the market on its mid-term forecast with its H1 results
- Financial guidance for 2024
    - Group revenues expected to grow by a double-digit percentage (2023: € 781.4 m)
    - Mid-single to low double digit percentage reduction of unpartnered research and development expenses expected (2023: € 64.8 m)
    - Adjusted Group EBITDA expected to grow by a mid-double-digit percentage (2023: € 66.4 m)
    - Refined guidance to be assessed together with new CEO; update planned for H1 results

Dr Mario Polywka, Interim Chief Executive Officer of Evotec: "Evotec's business displayed great resilience in a challenging market environment. Our central focus for 2024 is to protect our strong balance sheet and refocus the Company on profitable growth. Through the planned priority reset and measures to rightsize our operational and corporate structure, we are taking the necessary steps to ensure that we continue to work with our partners to shape the medicines that matter for many years to come."

CONTINUED GROWTH DESPITE MULTIPLE CHALLENGES

Key figures of consolidated income statement & segment information

Evotec SE & subsidiaries

In T€	*EVT Execute*	*EVT Innovate*	*Intersegment eliminations*	*Evotec Group 2023*	*Evotec Group 2022*
External revenues[1]	514,542	266,884		781,426	751,448
Intersegment revenues	224,196	–	(224,196)	–	–
Gross margin in %	*14.5*	*30.8*	–	*22.4*	*23.2*
R&D expenses[2]	(4,391)	(78,636)	14,487	(68,529)	(76,642)
SG&A expenses	(130,810)	(38,800)	–	(169,610)	(156,190)
Impairment result (net)	(5,016)	–	–	–	-
Other operating income (expenses), net	(10,166)	30,762	–	20,596	79,617
Operating result	**(43,018)**	**(4,489)**	–	**(47,507)**	**20,850**
Adjusted EBITDA[3]	***65,394***	***958***	–	***66,352***	***101,654***

1) Adjusted for exchange rate effects of € 13.8 m, Group revenues would have amounted to € 795.2 m.

2) Includes unpartnered R&D expenses of € 64.8 m in 2023 (2022: € 70.2 m).

3) Before changes in contingent consideration, income from bargain purchase and excluding impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

FINANCIAL PERFORMANCE

Resilience in a challenging year

Evotec demonstrated the resilience of its business model in financial year 2023, which was marked by challenging macro-economic headwinds, an increasingly competitive market environment, and the severe cyber-attack that impacted the business in Q2 2023. Encouraging revenue development evidenced the Company's successful strategy to extend existing collaborations and expand its network of alliances.

In financial year 2023, Evotec increased its consolidated revenues by 4%. During the twelve months ended 31 December 2023, Group revenues increased by € 30.2 m to € 781.4 m compared with the same period of the previous year (2022: € 751.4 m). The rise against the prior-year period was mainly driven by new collaborations. At constant fx rates, Group revenues grew by 6% to € 795.2 m. The base business increased by 7% from € 714.4 m in 2022 to € 766.5 m in 2023 despite severe operational impediments in Q2 caused by the cyber-attack. Just – Evotec Biologics contributed € 108.4 m to the total group revenue compared to € 51.3 m in 2022, reflecting a 111% growth.

Adjusted Group EBITDA for the twelve months ended 31 December 2023 amounted to € 66.4 m (versus € 101.7 m in 2022), which is the result of a well-balanced development between the very favourable growth and profitability of Evotec's base business, preparations for future growth of Just – Evotec Biologics, and a lower contribution from milestones, upfronts and licenses. Moreover, higher energy costs as well as overall inflation affect the year-over-year comparison.

R&D expenses were at € 68.5 m in 2023, compared to € 76.6 m in the twelve months ended 31 December 2022 ((11)%). The decrease in unpartnered R&D expenses by (8)% (€ 64.8 m vs. 2022: € 70.2 m) represents a balance between strong investments in Evotec's capabilities to improve efficiency and precision medicine platforms, and financial stewardship in the year impacted by the cyber-attack.

SELECTED BUSINESS HIGHLIGHTS

Broader and deeper strategic alliance with Bristol Myers Squibb (BMS)

a) Significant expansion of iPSC-based neurodegeneration collaboration

In March 2023, BMS and Evotec extended and expanded the neurodegeneration partnership, originally signed in 2016, for an additional eight years. In July, Evotec

announced that BMS has exercised its option to enter into an exclusive global licence agreement, which covers selected discovery programmes that were developed and progressed within the neurodegeneration partnership. As part of this expanded collaboration, and under the licence agreement, BMS rapidly developed several programmes using Evotec's precision medicine platforms.

b) Further progress within targeted protein degradation alliance

In March 2023, Evotec announced key scientific progress in the targeted protein degradation alliance with BMS relating to building a molecular glue-based pipeline and first signed in 2018.

Strategic collaboration with Janssen for immune-based therapies

In January 2023, Evotec announced a new strategic collaboration and licence agreement with Janssen focussing on the development of first-in-class targeted immune-based therapies for oncology. Besides research funding, Evotec is entitled to an undisclosed upfront payment, as well as possible downstream commercial milestones and tiered royalties of up to $ 350 m.

New strategic long-term partnership with Sandoz for Just – Evotec Biologics

In May 2023, Just – Evotec Biologics and Sandoz launched a multi-year, long-term partnership for the development and subsequent manufacturing of multiple biosimilars. The agreement includes an undisclosed double-digit-million initial payment, as well as future payments dependent on successful development progress of up to $ 640 m as well as additional payments dependent on progress into commercial manufacturing.

Evotec-partner Jingxin receives approval for EVT201 in China

In December 2023, Zhejiang Jingxin Pharmaceutical Co., Ltd ("Jingxin") has received the approval from the Chinese National Medical Products Administration for the novel insomnia treatment EVT201, also known as Dimdazenil in China. Evotec is entitled to receive double-digit royalties of net sales as well as milestones based on commercial success and further sub-licensing.

Evotec received approval of its near-term targets from SBTi

In October 2023, the Science Based Targets initiative ("SBTi") informed Evotec that the Company's greenhouse gas emissions reduction targets have been validated and approved. The science-based near-term targets are compliant with SBTi criteria and recommendations and consistent with levels required to meet the goals of the Paris

Agreement. The SBTi has classified Evotec's scope 1 and 2 target ambition and has determined that it is in line with a 1.5°C trajectory.

Completion of CEO transition (after period-end)

In January 2024, following Dr Lanthaler's departure from the Company, Evotec conducted a smooth and prompt transition of tasks and responsibilities to Dr Mario Polywka, who currently serves as Interim CEO. Mario Polywka played a vital role in building Evotec into the leader it is today – as COO and, later, as a long-standing member of the Supervisory Board. On 23 April, the Supervisory Board of Evotec SE unanimously appointed Dr Christian Wojczewski as the Company's new CEO, effective 01 July 2024. Dr Mario Polywka will retire from his position at the end of June and will also not seek re-election for his dormant Supervisory Board mandate, which expires with the 2024 Annual General Meeting.

Creation of CPO position (after period-end)

Effective 15 June, Aurélie Dalbiez will join Evotec's Management Board as the Chief People Officer. Aurélie Dalbiez joins Evotec from Corbion, where she served as Chief HR Officer. Previously, she was Head of HR for the Capsules and Health Ingredients business at Lonza, and previously worked in various HR roles at Novartis.

PERFORMANCE REVIEW, PRIORITY RESET & OUTLOOK

Focusing on sustainable and profitable growth

The biopharma industry continues to experience economic headwinds with outsourcing demands remaining largely flat. Evotec anticipates that the business climate in selected areas will only start improving toward the end of 2024. Over the course of 2024, Evotec will proactively implement measures to reset its operational and corporate priorities with a focus on profitable growth and right size its business even more strongly around its key modalities, small molecules and biologics. Evotec aims to simplify its organisational structure and operating model, while also optimising its footprint and capacity. The priority reset is anticipated to result in expected annualised EBITDA improvement of greater than € 40 m.

Due to changing industry dynamics, associated pressure on margins, and the implementation of the priority reset, the new management team will be reviewing the mid-term outlook. Evotec plans to update the market on its mid-term forecast with the release of its H1 2024 results in August 2024.

Shared R&D and Just – Evotec Biologics to replace EVT Execute & EVT Innovate segment reporting structure

As part of this priority reset and in line with market developments, Evotec will simplify its reporting to Shared R&D and Just – Evotec Biologics starting Q1 2024. Evotec has previously reported its financial results in two reporting segments, EVT Execute (representing Evotec's core discovery alliance businesses) and EVT Innovate (where Evotec invests along its core competences in first-in-class and best-in-class targets to build a product pipeline together with its partners without taking major financial risks).

Financial Guidance for 2024

In 2024, Evotec expects revenue growth at a double-digit percentage versus the previous year's revenues of € 781.4 m.

Evotec will continue to invest in its own unpartnered R&D to further develop high-value partnerships and expand its long-term and sustainable pipeline of first-in-class projects and platforms. Evotec expects a reduction of unpartnered R&D investments in a mid-single to low double-digit percentage range.

Adj. EBITDA is expected to grow at a mid-double-digit percentage versus the 2023 result of € 66.4 m.

The full impact of the organisational efficiency and rightsizing initiative will only be partially reflected in the 2024 financial performance. A refined guidance will be assessed together with new CEO. Evotec intends to inform the market with its H1 results presentation in August.

WEBCAST/CONFERENCE CALL

The Company plans to hold a conference call to discuss the results as well as provide an update on its performance. The conference call will be held in English.

Webcast details

Date:	**Wednesday, 24 April 2024**
Time:	**03.00 pm CEST (09.00 am EDT, 02.00 pm BST)**

To join the audio webcast and to access the presentation slides, please register via this link.

The on-demand version of the webcast will be available on our website: www.evotec.com/en/investor-relations/financial-publications.

Conference call details

To join via phone, please pre-register via this link. You will then receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call.

A simultaneous slide presentation for participants dialling in via phone is available under this link.

ABOUT EVOTEC SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 5,000 highly qualified people. The Company's 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.